Q1 2008
QUARTERLY
REPORT TO
SHAREHOLDERS

MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's discussion and analysis (MD&A) comments on Gildan's operations, performance and financial condition as at and for the three months ended December 30, 2007, compared to the corresponding periods in the previous year. For a complete understanding of our business environment, trends, risks and uncertainties and the effect of accounting estimates on our results of operations and financial condition, this interim MD&A should be read together with the unaudited interim consolidated financial statements as at and for the three months ended December 30, 2007 and the related notes, and with our MD&A for the year ended September 30, 2007 (2007 Annual MD&A), which is part of the fiscal 2007 Annual Report. This MD&A is dated February 7, 2008. All amounts in this report are in U.S. dollars, unless otherwise noted.

All financial information contained in this interim MD&A and in the interim consolidated financial statements has been prepared in accordance with Canadian generally accepted accounting principles (GAAP), except for certain information discussed in the paragraph entitled "Non-GAAP Financial Measures" on page 5 of this MD&A. The unaudited consolidated financial statements and this MD&A were reviewed by Gildan's Audit and Finance Committee and were approved by our Board of Directors.

Additional information about Gildan, including our 2007 Annual Information Form, is available on our website at www.gildan.com, on the SEDAR website at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission website (which includes the Annual Report on Form 40-F) at www.sec.gov.

This document contains forward-looking statements, which are qualified by reference to, and should be read together with the "Forward-looking Statements" cautionary notice on page 20.

In this MD&A, "Gildan", the "Company", or the words "we", "us", "our" refer, depending on the context, either to Gildan Activewear Inc. or to Gildan Activewear Inc. together with its subsidiaries and joint venture.

OUR BUSINESS

Gildan is a vertically-integrated marketer and manufacturer of activewear, underwear and socks. The Company operates in one business segment, being high-volume, basic, frequently replenished, non-fashion apparel. We are the leading supplier of activewear for the wholesale imprinted sportswear market in the U.S. and Canada, and also a leading supplier for this market in Europe. As part of our growth strategy to sell our products into the mass-market retail channel in North America, we expanded our product-line in 2006 to include socks and underwear. We are now one of the leading suppliers of socks in the U.S. mass-market retail channel.

Effective October 15, 2007, we acquired 100% of the capital stock of V.I. Prewett & Son, Inc. (Prewett), a U.S. supplier of basic family socks to U.S. mass-market retailers. Prewett's corporate headquarters are located in Fort Payne, Alabama. The acquisition is intended to further enhance Gildan's position as a full-product supplier of socks, activewear and underwear for the retail channel. We paid $125 million on closing, and also placed $10 million in escrow to provide for a further contingent increase in the purchase price of the acquisition. The funds were drawn under our revolving long-term credit facility. We accounted for this acquisition using the purchase method and the results of Prewett were consolidated with those of Gildan from the date of acquisition.

Our Products
We specialize in marketing and large-scale manufacturing of basic, non-fashion apparel products for customers requiring an efficient supply chain and consistent product quality for high-volume automatic replenishment programs.

We sell activewear, namely T-shirts, fleece and sport shirts, in large quantities to wholesale distributors as undecorated "blanks", which are subsequently decorated by screenprinters with designs and logos. We sell our products to wholesale distributors under the Gildan brand. Consumers ultimately purchase the Company's products in venues such as sports, entertainment and corporate events, and travel and tourism destinations. The Company's products are also utilized for work uniforms and other end-uses to convey individual, group and team identity. In the retail channel, we have complemented our activewear product-line with a variety of styles of socks and men's and boys' underwear. We sell these products to mass-market and regional retailers in North America under the Gildan brand and under various retailer private label programs.

GILDAN QUARTERLY REPORT – Q1 2008 P.2

MANAGEMENT'S DISCUSSION AND ANALYSIS

Our Manufacturing and Distribution Facilities
Textile and Sock Manufacturing
To support our sales in various markets, we have built and are continuing to build modern manufacturing facilities located in Central America and the Caribbean Basin where we manufacture all of our T-shirts, fleece, sport shirts and underwear. Our largest manufacturing hub in Central America includes our first integrated knitting, bleaching, dyeing, finishing and cutting facility in Rio Nance, Honduras, which became operational in 2002. In addition, during 2007, we commenced production at our new state-of-the-art integrated sock manufacturing facility and at our new integrated textile facility for the production of activewear, both in Rio Nance, Honduras. We expect to complete the expansion of our new sock and activewear facilities by the third quarter of fiscal 2008. In August 2007, we announced plans for a second sock facility to support our projected continuing growth in sales, which is expected to be constructed and ramped up over twenty-four months. In addition, we are also evaluating the timing and geographical location for future textile capacity expansion, to support our ongoing growth initiatives in the U.S. mass-market retail and international markets.

We have also established a vertically-integrated Caribbean Basin manufacturing hub with a textile facility for the production of activewear in Bella Vista, Dominican Republic, which began commercial operations in fiscal 2005 and is currently running at a comparable scale of production to our mature textile facility in Honduras.

In addition to our integrated sock manufacturing facility located in our Central America manufacturing hub, we have a U.S. sock manufacturing facility in Hillsville, Virginia, and as a result of the Prewett acquisition, we have sock manufacturing facilities in Fort Payne, Alabama.

Our land and infrastructure in Central America and the Caribbean Basin can accommodate further capacity expansion on the same sites.

Yarn-Spinning
CanAm Yarns, LLC (CanAm), our joint-venture company with Frontier Spinning Mills, Inc. (Frontier), operates yarn-spinning facilities in Georgia and North Carolina. CanAm's yarn-spinning operations, together with supply agreements currently in place with Frontier and other third-party yarn providers, serve to meet our yarn requirements.

Sewing
Our sewing facilities are located in Central America and the Caribbean Basin. We also utilize third-party contractors, primarily in Haiti, to complement our vertically-integrated sewing production.

Distribution
We distribute our products for the wholesale imprinted sportswear market in the U.S. primarily out of our company-owned distribution centre in Eden, North Carolina, and also use third-party warehouses in the western United States, Canada, Mexico, Europe and Asia to service our customers in these markets. We also operate distribution centres in Martinsville, Virginia and Fort Payne, Alabama dedicated to servicing the retail channel. We are also developing facilities to enhance our ability to provide direct shipments from our Central American and Caribbean Basin manufacturing hubs.

Corporate Head Office and Employees
Our corporate head office is located in Montreal, Canada and we currently employ more than 16,000 full-time employees worldwide.

GILDAN QUARTERLY REPORT – Q1 2008 P.3

MANAGEMENT'S DISCUSSION AND ANALYSIS

Market Overview
Our target market for activewear, socks and underwear is characterized by low fashion risk compared to many other apparel markets, since our products are basic and produced in a limited range of sizes, colours and styles, and since logos and designs for the screenprint market are not imprinted or embroidered by Gildan.

The apparel market for our products is highly competitive. Competition is generally based upon price, with reliable quality and service also being key requirements for success. Our primary competitors in North America are the major U.S.-based manufacturers of basic family apparel for the wholesale and retail channels, such as the Hanes, Fruit of the Loom, and Jerzees brands. The competition in the European wholesale imprinted activewear market is similar to that in North America, as we compete primarily with the European divisions of the larger U.S.-based manufacturers. In Europe, we also have large competitors, which do not have integrated manufacturing operations and source products from contractors in Asia. In addition, we face the threat of increasing global competition. In particular, the U.S. sock industry is subject to global competition, including significant imports from Asia.

We believe that growth for activewear products has been driven by several market trends such as the following:

  continued use of activewear for event merchandising (such as concerts, festivals, etc.);

  continued evolution of the entertainment/sports licensing and merchandising businesses;

  the growing use of activewear for uniform applications;

  the growing use of activewear for corporate promotions;

  continued increase in use of activewear products for travel and tourism;

  an increased emphasis on physical fitness; and

  a greater use and acceptance of casual dress in the workplace.

In addition, reductions in manufacturing costs, combined with quality enhancements in activewear apparel, such as pre-shrunk fabrics, improved fabric weight, blends and construction, as well as an increased range of colours and styles have provided consumers with superior products at lower prices.

We believe that providing a superior value proposition predicated on reliable product quality and comfort, combined with efficient customer service and competitive pricing, will continue to be key drivers of success in both the wholesale and retail channels.

Due to wholesaler and retailer consolidation, the customer base to which we sell and are targeting to sell our products is composed of a relatively small number of significant customers. This concentration is not unusual in the mass-market retail channel.

The continued consolidation of the number of suppliers by retailers looking for the convenience of a full-line supplier of a product category for the entire family could create growth opportunities for our products.

Strategy and Objectives

We believe that our success in developing our vertically-integrated manufacturing hubs has allowed us to provide our customers with low prices, consistent product quality and a reliable supply chain, and has been the main reason that we have been able to continue to increase our market presence and establish our market leadership in the imprinted sportswear market. These are the same factors that management believes will support Gildan's success in building a consumer brand in the retail channel.

We are able to price our products competitively because of our success in reducing operating costs. We accomplish this by:

GILDAN QUARTERLY REPORT – Q1 2008 P.4

MANAGEMENT'S DISCUSSION AND ANALYSIS

  investing in modern, automated equipment and facilities;

  increasing our capacity through the development of integrated regional hubs in Central America and the Caribbean Basin, where we benefit from strategic locations and favourable international trade agreements; and

  focusing on producing a narrow range of basic, high-volume product-lines, which allows us to maximize production efficiencies.

We intend to continue to expand capacity through the acquisition of modern, automated equipment for all aspects of our manufacturing process to maximize productivity and achieve high efficiency rates.

Our growth strategy comprises the following five initiatives:

  Continue to increase market share in the U.S. wholesale imprinted sportswear market in all product categories

  Leverage our successful business model to penetrate the mass-market retail channel and develop Gildan as a consumer brand

  Pursue international growth opportunities

  Continue to generate significant manufacturing cost reductions

  Re-invest free cash flow to pursue selective complementary acquisitions.

We are subject to a variety of business risks that may affect our ability to maintain our current market share and profitability, as well as our ability to achieve our long-term strategic objectives. These risks are described in this interim MD&A under the heading "Risks and Uncertainties" and in the "Risks and Uncertainties" section of our 2007 Annual MD&A.

Operating Results

Non-GAAP Financial Measures
We use non-GAAP measures to assess our operating performance. Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than GAAP do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. We use non-GAAP measures such as adjusted net earnings, adjusted diluted EPS, EBITDA, free cash flow, total indebtedness and net indebtedness to measure our performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because we believe such measures provide meaningful information on the Company's financial condition and operating results.

We refer the reader to page 18 for the definition and complete reconciliation of all non-GAAP financial measures used and presented by the Company to the most directly comparable GAAP financial measures.

Summary of Quarterly Results
The table below sets forth certain summarized unaudited quarterly financial data for the eight most recently completed quarters. This quarterly information is unaudited but has been prepared on the same basis as the annual audited consolidated financial statements. The operating results for any quarter are not necessarily indicative of the results to be expected for any period.

GILDAN QUARTERLY REPORT – Q1 2008 P.5

MANAGEMENT'S DISCUSSION AND ANALYSIS

	2008				2007			2006
(in $ millions, except per share amounts) (1)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Sales	250.5	254.9	291.6	232.1	185.8	235.2	233.9	183.8
Net earnings	27.5	40.9	52.4	21.1	15.6	16.8	42.8	31.0
Net earnings per share
Basic EPS	0.23	0.34	0.44	0.18	0.13	0.14	0.36	0.26
Diluted EPS	0.23	0.34	0.43	0.17	0.13	0.14	0.35	0.26
Total assets	995.4	874.5	825.0	795.6	715.8	723.3	673.1	643.8
Total long-term financial liabilities (2)	174.2	87.5	73.5	88.4	44.2	47.1	46.4	64.8
Average number of shares outstanding (in thousands)
Basic	120,428	120,401	120,359	120,320	120,278	120,209	120,155	120,108
Diluted	121,656	121,577	121,599	121,529	121,447	121,340	121,254	121,294

(1) Quarterly results reflect the acquisition of Prewett on October 15, 2007 (Q1 2008) and Kentucky Derby Hosiery Co., Inc. on July 6, 2006 (Q4 2006) from their respective dates of acquisition.

(2) Represents sum of long-term debt, future income taxes and non-controlling interest.

The activewear business is seasonal and we have historically experienced quarterly fluctuations in operating results. Typically, demand for our T-shirts is highest in the third quarter of each fiscal year, when distributors purchase inventory for the peak summer selling season, and lowest in the first quarter of each fiscal year. Demand for fleece is typically highest, as a result of cooler weather, in the third and fourth quarters of each fiscal year. The seasonality of specific product-lines is consistent with that experienced by other companies in the activewear industry. Throughout the year, we operate our mature facilities at full capacity in order to be cost efficient. Consequently, with the seasonal sales trends of our business, we experience fluctuations in our inventory levels throughout the year. For our sock products, demand is typically highest in the first and fourth quarters of each fiscal year, stimulated largely by the cooler weather, the need to support requirements for the back-to-school period and the peak retail selling during the Christmas holiday season. Management anticipates that the seasonality we have historically experienced will continue in the future, although it is expected to be somewhat mitigated by our product diversification.

Business Acquisition
On October 15, 2007, we acquired 100% of the capital stock of Prewett, a U.S. supplier of basic family socks to U.S. mass-market retailers. Prewett's corporate headquarters are located in Fort Payne, Alabama. The acquisition is intended to enhance further the Company's position as a full-product supplier of socks, activewear and underwear for the retail channel.

The aggregate purchase price of $125 million paid in cash on closing is subject to adjustments based on working capital balances as at the date of acquisition, which have not yet been finalized. In addition, the purchase agreement provides for an additional purchase consideration of $10 million contingent on specified future events. This amount was paid into escrow by Gildan and is included in "Other assets" on the consolidated balance sheet. Any further purchase price consideration paid by the Company will be accounted for as additional goodwill.

We accounted for this acquisition using the purchase method and the results of Prewett have been consolidated with those of the Company from the date of acquisition.

We have allocated the purchase price on a preliminary basis to the assets acquired and the liabilities assumed based on management's best estimate of their fair values and taking into account all relevant information available at that time. Since we are still in the process of finalizing the valuation of certain intangible assets and other assets acquired and liabilities assumed at the date of acquisition, the allocation of the purchase price is subject to change. The Company expects to finalize the purchase price allocation by the end of fiscal 2008. We refer the reader to Note 4 of the interim consolidated financial statements for a summary of the estimated fair value of assets acquired and liabilities assumed at the date of acquisition.

Sales
Sales for the first quarter, which is seasonally the lowest quarter of the fiscal year for sales of activewear, amounted to $250.5 million, up 34.8% from $185.8 million in the first quarter of fiscal 2007. The increase in sales revenues was due to an increase of 92.7% or $39.4 million in sock sales due to the acquisition of Prewett and new retail sock programs obtained in fiscal 2007, a 13.7% increase in unit sales volumes for activewear, and an increase of approximately 2.5% in activewear unit selling prices. The growth in sales was achieved in spite of the elimination during fiscal 2007 of unprofitable sock product-lines, which did not fit with Gildan's strategy.

GILDAN QUARTERLY REPORT – Q1 2008 P.6

MANAGEMENT'S DISCUSSION AND ANALYSIS

Market growth and share data presented for the U.S. wholesale distributor channel is based on the S.T.A.R.S. Report produced by ACNielsen Market Decisions. The table below summarizes the S.T.A.R.S. data for the quarter ended December 31, 2007:

	Three months ended December 31		Three months ended December 31
		2007 vs 2006	2007	2006
	Unit Growth		Market Share
	Gildan	Industry	Gildan	Gildan
All Products	15.1%	3.0%	49.3%	44.2%
T-shirts	13.6%	4.3%	50.0%	46.0%
Fleece	30.3%	(4.6)%	49.1%	36.0%
Sport shirts	2.4%	0.3%	35.4%	34.6%

The increase in activewear unit sales was due to continuing market share penetration in all product categories in the U.S. distributor channel and an increase of 3.0% in overall industry shipments from U.S. distributors to screenprinters during the three months ended December 31, 2007. In the T-shirt category, sales volumes of Gildan T-shirts by U.S. distributors to screenprinters grew by 13.6% for the quarter ended December 31, 2007, and our leading share in this category increased to 50.0%. Unit volume growth of Gildan fleece products from U.S. distributors to screenprinters totaled 30.3%, compared to an overall decline of 4.6% for the industry. Our leading market share in this category increased to 49.1%. We increased our leading brand position in sport shirts by achieving a 35.4% market share, and sales volumes of Gildan sport shirts from U.S. distributors to screenprinters grew by 2.4%, while growth for the industry was essentially flat.

During the first quarter of fiscal 2008, the Company obtained its first underwear program with a U.S. national mass-market retailer. Shipments for this program are expected to begin in May of 2008.

In addition to our growth in U.S. markets, unit shipments to Canada, Europe, Asia/Pacific and Mexico increased by 19.3%, compared to the first quarter of fiscal 2007. The Company has leased warehouse space in Shenzen, China with a third-party logistics provider, to support its growth objectives in the Chinese market.

Gross Profit
Gross profit for the first quarter of fiscal 2008 was $78.9 million, or 31.5% of sales, compared to $53.9 million, or 29.0% of sales during the first quarter of fiscal 2007. The increase in gross margins was due to higher activewear selling prices and increased manufacturing efficiencies for activewear. Gross margins include the negative impact of the consumption of opening textile and sock inventories produced at higher cost structures prior to our consolidation of our manufacturing in our offshore facilities. Gross margins were also impacted by sock inventory write-downs in the first quarter of fiscal 2008 due to our decision to accelerate the liquidation of unprofitable product-lines which have been discontinued. In addition, the Prewett sock business currently generates lower gross margins than Gildan's activewear business.

Selling, General and Administrative Expenses
Selling, general and administrative (SG&A) expenses in the first quarter of fiscal 2008 were $32.6 million, or 13.0% of sales, compared to $26.1 million, or 14.1% of sales, in the first quarter of last year. The overall increase in SG&A expenses was due to the impact of the acquisition of Prewett, higher distribution costs, and increased administrative and information technology costs to support our continuing growth strategy. Administrative expenses were also impacted by the stronger Canadian dollar. The impact of these higher costs was partially offset by the non-recurrence of a $1.1 million charge incurred in the first quarter of fiscal 2007 for the replacement of the Company's leased aircraft.

GILDAN QUARTERLY REPORT – Q1 2008 P.7

MANAGEMENT'S DISCUSSION AND ANALYSIS

Restructuring and Other Charges
In fiscal 2006 and 2007, we announced the closure, relocation and consolidation of manufacturing and distribution facilities in Canada, the United States and Mexico, as well as the relocation of Gildan's corporate office. The costs incurred in connection with these announcements have been recorded as restructuring and other charges, and included severance and other exit costs, asset impairment losses and accelerated depreciation resulting from the reduction in the estimated remaining economic lives of property, plant and equipment at these facilities. Restructuring charges of $0.8 million in the first quarter of fiscal 2008 includes other exit costs of $1.1 million incurred in connection with the closures noted above, including carrying and dismantling costs associated with assets held for sale, less a gain of $0.3 million recognized on the disposal of assets held for sale. We expect to incur additional carrying costs relating to the closed facilities being held for sale, which will be accounted for as restructuring charges as incurred during fiscal 2008, until all property, plant and equipment related to the closures are disposed of. Any gains or losses on the disposition of the assets held for sale will also be accounted for as restructuring charges as incurred.

Restructuring charges of $1.4 million in the first quarter of fiscal 2007 were composed of $1.1 million of accelerated depreciation, primarily related to the closures noted above, and $0.3 million of additional severance costs and carrying costs relating to closed facilities.

Depreciation and Interest Expense
Depreciation and amortization expense increased to $12.8 million in the first quarter of fiscal 2008, compared to $8.8 million in the first quarter of fiscal 2007. The increase in depreciation and amortization expense was due to a higher capital asset base resulting from the Company's continuing investments in capacity expansion, combined with the impact of the Prewett acquisition.

Net interest expense amounted to $2.8 million in the first quarter of fiscal 2008, up $1.8 million from $1.0 million in the same period last year mainly due to the increase in amounts drawn under our revolving long-term credit facility to fund the acquisition of Prewett, effective October 15, 2007.

Income Taxes
Income tax expense for the first quarter of fiscal 2008 was $2.1 million compared to an income tax expense of $1.1 million in the first quarter of fiscal 2007. Excluding the impact of restructuring and other charges, the effective income tax rate in the first quarter of fiscal 2008 was 6.8% compared to an effective income tax rate of 6.0% for the same period last year. The increase in the effective income tax rate was mainly due to our operations in the U.S, including our acquisition of Prewett, which was effective October 15, 2007, and higher income from our Canadian operations, both of which are taxed at higher effective income tax rates.

Net Earnings
Net earnings for the quarter were $27.5 million, or $0.23 per share, on a diluted basis (EPS), up respectively 76.3% and 76.9% from net earnings of $15.6 million, or $0.13 per share, in the same period last year. Included in net earnings were restructuring and other charges, which related to our previously announced restructuring of our Canadian and U.S. manufacturing facilities totalling $0.8 million, or $0.01 per share in the first quarter of fiscal 2008 and $1.4 million, or $0.01 per share in the first quarter of fiscal 2007. Before reflecting the restructuring charges in both fiscal years, adjusted net earnings and adjusted diluted EPS for the first quarter of fiscal 2008 increased respectively 66.5% and 64.3% from adjusted net earnings of $17.0 million or $0.14 per share in the first quarter last year. The growth in EPS was primarily due to higher unit sales volumes, selling prices and manufacturing efficiencies for activewear. As a result of the same factors, diluted EPS was $0.02 higher than the earnings guidance previously provided by the Company. The acquisition of Prewett was accretive by $0.01 per share after taking into account financing costs.

GILDAN QUARTERLY REPORT – Q1 2008 P.8

MANAGEMENT'S DISCUSSION AND ANALYSIS

Financial Condition

Accounts receivable decreased to $152.0 million in the first quarter of fiscal 2008 from $206.1 million at September 30, 2007 and grew by $53.7 million compared to the first quarter of the prior year. The decrease in accounts receivable from the end of fiscal 2007 reflected the low seasonal level of sales and a decline in days sales outstanding consistent with prior years due to seasonal programs invoiced with payment terms maturing in the first quarter, partially offset by the inclusion of accounts receivable from the Prewett acquisition. The increase in accounts receivable compared to the first quarter of fiscal 2007 was mainly due to the 17.2% increase in activewear sales in the first quarter over the prior year and the inclusion of the accounts receivable from the acquisition of Prewett.

Inventories of $294.5 million were up $54.6 million, or 22.8% from September 30, 2007 and up $61.0 million, or 26.1% compared to the first quarter of fiscal 2007. The increase in inventories compared to both periods reflected the inclusion of inventories from the Prewett acquisition. The remaining increase in inventories from September 30, 2007 reflected the seasonal rebuilding of inventories, in line with our requirements to support our projected sales. The remaining year-over-year inventory increase was in line with the growth of our activewear business over the prior year.

Property, plant and equipment, which are net of accumulated depreciation and asset impairment losses, amounted to $413.3 million at the end of the first quarter of fiscal 2008, up $35.7 million from September 30, 2007. This increase was primarily due to the inclusion of $19.3 million of property, plant and equipment from the acquisition of Prewett, net capital expenditures of $34.2 million, mainly for the capacity expansion projects in Honduras, partially offset by depreciation of $11.6 million and a reclassification of property, plant and equipment to assets held for sale of $6.1 million related to the land and building of our corporate head office.

Other assets at the end of the first quarter of fiscal 2008 amounted to $20.5 million, up from $11.4 million at September 30, 2007. The increase reflected $10 million which was placed in escrow to provide for a further contingent increase in the purchase price of the acquisition of Prewett effective October 15, 2007.

Goodwill and other identifiable intangible assets amounted to $65.7 million as at December 30, 2007 compared to $2.0 million as at September 30, 2007, as a result of the acquisition of Prewett.

Total assets were $995.4 million at December 30, 2007, compared to $874.5 million at September 30, 2007 and $715.8 million at the end of the first quarter of fiscal 2007. Working capital was $343.7 million at the end of the first quarter of fiscal 2008 compared to $342.5 million at September 30, 2007 and $254.7 million at December 31, 2006.

Cash Flows and Liquidity and Capital Resources

Cash Flows
Cash flows from operating activities in the first quarter of fiscal 2008 were $103.4 million, compared to $39.5 million for the previous year. The increase in cash inflow was mainly due to higher cash operating earnings, a larger seasonal decrease in accounts receivable and a lower seasonal increase in inventories compared to the first quarter of fiscal 2007.

Cash flows used in investing activities were $169.2 million in the first quarter of fiscal 2008, compared to $30.9 million in the same period last year, mainly as a result of the acquisition of Prewett, effective October 15, 2007 for a purchase price of $125 million, plus a contingent payment of $10 million, which was placed in escrow. Net capital expenditures in the first quarter of fiscal 2008 amounted to $34.2 million, up $3.9 million from the first quarter of fiscal 2007. The increase was mainly due to higher spending for our major textile and sock manufacturing capacity expansion projects in Honduras.

GILDAN QUARTERLY REPORT – Q1 2008 P.9

MANAGEMENT'S DISCUSSION AND ANALYSIS

Free cash flow(1) amounted to $71.0 million in the first quarter of fiscal 2008, up significantly from free cash flow of $8.6 million in the first quarter of fiscal 2007, mainly as a result of higher cash operating earnings.

Cash flows from financing activities in the first quarter of fiscal 2008 were $70.2 million and consisted primarily of an increase in amounts drawn under our revolving long-term credit facility to fund the acquisition of Prewett. This compared to cash outflows of $1.3 million in the same period last year, which resulted primarily from reduction of long-term debt of Kentucky Derby and our joint venture.

We ended the first quarter of fiscal 2008 with cash and cash equivalents of $13.6 million compared to $36.3 million at the end of the first quarter last year and $9.3 million at September 30, 2007. Total indebtedness as at December 30, 2007 amounted to $130.8 million compared to $59.7 million at September 30, 2007 and $35.6 million at December 31, 2006. The year-over-year increase in total indebtedness resulted mainly from the increase in long-term debt from the use of our revolving credit facility to fund the acquisition of Prewett.

Liquidity and Capital Resources
In recent years, we have funded our operations and capital requirements with cash generated from operations. A revolving credit facility has been periodically utilized to finance seasonal peak working capital requirements. Our primary use of funds on an ongoing basis is related to capital expenditures for new manufacturing facilities, inventory financing, accounts receivable funding, and business acquisitions.

On October 15, 2007, we paid $125 million on closing of the Prewett acquisition and also placed $10 million in escrow to provide for a further contingent increase in the purchase price of the acquisition. The funds were drawn under our revolving long-term credit facility. On October 30, 2007, we increased our revolving long-term credit facility, which expires on June 28, 2012 and which is subject to a one-year extension on an annual basis, to $400 million. This facility is now on an unsecured basis. As at the end of the first quarter of fiscal 2008 we had $120 million drawn on our revolving credit facility. There were no amounts drawn under this facility at December 31, 2006. We believe our cash flow from operating activities together with our credit facilities will provide us with sufficient liquidity and capital resources in fiscal 2008 to fund our anticipated working capital and capital expenditure requirements. Furthermore, we continue to have significant unused debt financing capacity and financing flexibility to invest in capital expenditures for further capacity expansion in excess of our current plans, as well as to pursue other potential acquisition opportunities.

In order to be able to support our opportunities for continuing sales growth, we are continuing to invest in capacity expansion in Central America. For fiscal 2008, we are projecting capital expenditures of approximately $140 million. The projected capital investments for fiscal 2008 primarily include the projected expenditures to complete the ramp-up of the activewear and sock facilities in Honduras, the energy and chemical cost reduction projects, which we announced in May 2007, investments in our information technology systems and the construction of a second sock facility to be completed over twenty-four months.

In order to maximize flexibility to finance our ongoing growth and expansion and to be able to take advantage of additional new capital investment and acquisition opportunities, we do not currently pay a dividend. Periodically, the merits of introducing a dividend are re-evaluated by our Board of Directors.

Off-Balance Sheet Arrangements
We have no commitments that are not reflected in our balance sheets except for operating leases and other purchase obligations, which are included in the table of contractual obligations below. As disclosed in Note 6 to our interim consolidated financial statements, we have granted corporate guarantees, irrevocable standby letters of credit and surety bonds to third parties to indemnify them in the event the Company and some of its subsidiaries do not perform their contractual obligations. As at December 30, 2007, the maximum potential liability under these guarantees was $12.1 million, of which $5.8 million was for surety bonds and $6.3 million was for corporate guarantees and standby letters of credit.

__________________________
(1) Cash flows from operating activities, including net changes in non-cash working capital balances, less cash from investing activities excluding business acquisitions. See page 19.

GILDAN QUARTERLY REPORT – Q1 2008 P.10

MANAGEMENT'S DISCUSSION AND ANALYSIS

Contractual Obligations
In the normal course of business, we enter into contractual obligations that will require us to disburse cash over future periods. The following table sets forth our contractual obligations for the following items as at December 30, 2007:

Payments due by period
(in $ millions)		Less than	1 to 3	4 to 5	After
	Total	1 year	years	years	5 years
Long-term debt	130.8	4.0	5.2	121.6	-
Operating leases	48.6	5.6	13.6	10.0	19.4
Purchase obligations	110.7	110.5	0.2	-	-
Other obligations	85.5	85.5	-	-	-
Total Contractual Obligations	375.6	205.6	19.0	131.6	19.4

We expect that cash flows from operations, together with our cash balances and unutilized bank facilities, will be sufficient to meet foreseeable cash needs for fiscal 2008.

Outstanding Share Data
Our common shares are listed on the New York Stock Exchange and the Toronto Stock Exchange (GIL).

As at January 30, 2008, there were 120,457,217 common shares issued and outstanding along with 947,835 stock options and 922,000 dilutive restricted share units (Treasury RSUs) outstanding. Each stock option entitles the holder to purchase one common share at the end of the vesting period at a pre-determined option price. Each Treasury RSU entitles the holder to receive one common share from treasury at the end of the vesting period, without any monetary consideration being paid to the Company. However, the vesting of 50% of the restricted share grant is dependent upon the financial performance of the Company relative to a benchmark group of Canadian publicly-listed companies.

Stock Split
On May 2, 2007, our Board of Directors approved a two-for-one stock split effected in the form of a stock dividend. The split was applicable to all shareholders of record on May 18, 2007. The Company's shares commenced trading on a post-split basis on May 16, 2007 on the Toronto Stock Exchange, and on May 28, 2007 on the New York Stock Exchange, in accordance with the respective requirements of these exchanges. All share and per share data in this interim MD&A reflect the effect of the stock split on a retroactive basis.

Financial Risk Management

This section of this MD&A provides disclosures relating to the nature and extent of the Company's exposure to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk and interest rate risk, and how the Company manages those risks. The disclosures under this heading "Financial Risk Management", in conjunction with the information in Note 10 to the interim consolidated financial statements ("Financial Instruments"), are designed to meet the requirements of the Canadian Institute of Chartered Accountants Handbook Section 3862, "Financial Instruments Disclosures", which apply to interim and annual financial statements related to fiscal years beginning on or after October 1, 2007 and are therefore incorporated, and are an integral part of, the unaudited interim consolidated financial statements.

Credit risk
Credit risk is the risk of an unexpected loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises primarily from the Company's trade receivables. The Company may also have credit risk relating to cash and cash equivalents and forward foreign exchange contracts, which it manages by dealing only with highly-rated North American and European financial institutions. The carrying amount of financial assets, as disclosed in Note 10(a) to the interim consolidated financial statements, represents the Company's maximum credit exposure.

GILDAN QUARTERLY REPORT – Q1 2008 P.11

MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company's credit risk for trade receivables is concentrated, as the majority of its sales are to a relatively small group of wholesale distributors and mass-market retailers. As at December 30, 2007, the Company's twenty largest trade debtors accounted for 84.4% of trade accounts receivable, of which one wholesale customer accounted for 13.6% and one retailer accounted for 17.1%. Of the Company's top twenty trade debtors, thirteen are wholesale distributors and sixteen are located in the United States. The remaining trade receivable balances are dispersed among a larger number of debtors across many geographic areas.

Most sales are invoiced with payment terms of between 30 to 60 days. In accordance with industry practice, sales of certain seasonal products to wholesale distributors are invoiced with extended payment terms, generally not exceeding six months.

The Company's customers have generally been transacting with the Company or its acquired subsidiaries for over 5 years, and losses have been insignificant during that period. Most of our wholesale distributor customers are privately-held owner-managed enterprises, and many distributors are highly-leveraged with significant reliance on trade credit terms provided by a few major vendors, including the Company, and third-party debt financing, including bank debt secured with accounts receivable and inventory pledged as collateral. The profile and credit quality of the Company's retail customers varies from customer to customer.

The Company's extension of credit to customers involves considerable judgment. The Company has established various internal controls designed to mitigate credit risk, including a dedicated credit function which recommends customer credit limits and payment terms that are reviewed and approved on a quarterly basis by senior management at the Company's international sales office in Barbados. Where available, the Company's credit department periodically reviews external ratings and customer financial statements, and in some cases obtains bank and other references. New customers are subject to a specific vetting and pre-approval process. The Company has also established procedures to suspend the release of goods when customers have fully-utilized approved credit limits or have not been respecting established payment terms. From time to time, the Company will temporarily transact with customers on a prepayment basis where circumstances warrant. While the Company's credit controls and processes have been effective in mitigating credit risk, these controls cannot eliminate credit risk and there can be no assurance that these controls will continue to be effective, or that the Company's low credit loss experience will continue. In the event of a future credit loss relating to any one of our top ten customers, the Company could be required to record a material charge to earnings.

Customers do not provide collateral in exchange for credit, except in unusual circumstances. Receivables from selected customers are partially covered by credit insurance, with amounts usually limited to 20% of the value of the Company's exposure. The information available through the insurance company is also considered in the decision process to determine the credit limits assigned to customers.

The Company writes off trade receivable accounts to expected realizable value as soon as the account is determined not to be fully collectable, with such write-offs charged to earnings unless the loss has been provided for in prior periods, in which case the write-off is applied to reduce the allowance for doubtful accounts. The Company updates its estimate of the allowance for doubtful accounts, based on a customer-by-customer evaluation of the collectibility of trade receivable balances at each balance sheet reporting date, taking into account amounts which are past due, and any available information indicating that a customer could be experiencing liquidity or going concern problems.

GILDAN QUARTERLY REPORT – Q1 2008 P.12

MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company's exposure to credit risk for trade receivables by geographic area and type of customer as at December 30, 2007 was as follows:

December 30,
(in $ millions)	2007

United States	116.1
Europe	7.5
Canada	10.5
Other regions	2.1
136.2

December 30,
(in $ millions)	2007
Distributors and screenprinters	75.2
Mass-market retailers	61.0
136.2

The aging of trade receivable balances as at December 30, 2007 was as follows:

December 30,
(in $ millions)	2007
Not past due	112.8
Past due 0-30 days	18.1
Past due 31-120 days	7.3
Past due 121-180 days	0.3
Past due over 180 days	-
Trade receivables	138.5
Less allowance for doubtful accounts	(2.3)
136.2

The movement in the allowance for doubtful accounts in respect of trade receivables was as follows:

(in $ millions)
Balance at as September 30, 2007	2.0
Bad debt expense	-
Increase due to acquisition	0.3
Balance at as December 30, 2007	2.3

Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage, as outlined in Note 11 to the interim unaudited consolidated financial statements ("Capital Disclosures"). It also manages liquidity risk by continuously monitoring actual and projected cash flows, taking into account the seasonality of the Company's sales and receipts and matching the maturity profile of financial assets and liabilities. The Board of Directors reviews and approves the Company's operating and capital budgets, as well as any material transactions out of the ordinary course of business, including proposals on mergers, acquisitions or other major investments or divestitures. In recent years, the Company has financed its capacity expansion and sales growth mainly through internally-generated funds, with a revolving credit facility being used periodically to finance seasonal peak working capital requirements and acquisitions.

The Company has a committed revolving credit facility for a maximum of $400 million which expires on June 28, 2012 and which is subject to a one-year extension on an annual basis. This facility is unsecured and amounts drawn bear interest at LIBOR rates plus a margin. As at December 30, 2007, $120 million was drawn under this facility bearing an effective interest rate of 5.8%, primarily to finance the Company's acquisition of Prewett that occurred on October 15, 2007 as described in this MD&A and in note 4 to the interim consolidated financial statements.

GILDAN QUARTERLY REPORT – Q1 2008 P.13

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following are the contractual maturities of financial liabilities, excluding derivative financial instruments and future interest payments but including interest accrued to December 30, 2007:

(in $ millions)	Carrying	0 to 12	1 to 2	2 to 5	More than 5
	amount	months	years	years	years
Long-term credit facility	120.0	-	-	120.0	-
Other long-term debt	10.8	4.6	4.6	1.6	-
Accounts payable and accrued liabilities	118.9	118.9	-	-	-
Total	249.7	123.5	4.6	121.6	-

The Company's only derivative financial liabilities as at December 30, 2007 were forward foreign exchange contracts, for which notional amounts, maturities, average exchange rates and the carrying and fair values are listed on page 15.

Foreign Currency Risk
The majority of the Company's cash flows and financial assets and liabilities are denominated in U.S. dollars, which is the Company's functional and reporting currency. Foreign currency risk is limited to the portion of the Company's business transactions denominated in currencies other than U.S. dollars, primarily for sales and distribution expenses for customers outside of the United States and head office expenses in Canada. For the Company's foreign currency transactions, fluctuations in the respective exchange rates relative to the U.S. dollar will create volatility in the Company's cash flows and the reported amounts for sales and selling, general and administrative expenses in its consolidated statement of earnings, both on a period-to-period basis and compared with operating budgets and forecasts. Additional earnings variability arises from the translation of monetary assets and liabilities denominated in currencies other than U.S. dollars at the rates of exchange at each balance sheet date, the impact of which is reported as a foreign exchange gain and loss in the statement of earnings.

The Company's objective in managing its foreign currency risk is to minimize its net exposures to foreign currency cash flows, by transacting with third parties in U.S. dollars to the maximum extent possible and practical, and holding cash and cash equivalents and incurring borrowings in U.S. dollars. The Company monitors and forecasts the values of net foreign currency cash flow and balance sheet exposures, and from time-to-time will authorize the use of derivative financial instruments such as forward foreign exchange contracts to economically hedge a portion of foreign currency cash flows, with maturities of up to two years. The Company does not use forward foreign exchange contracts for speculative purposes.

The following tables provide an indication of the Company's significant foreign currency exposures during the interim period ended December 30, 2007, including the period end balances of financial and monetary assets and liabilities denominated in foreign currencies, as well as the amount of sales and operating expenses during the interim period that were denominated in foreign currencies, but before considering the effect of forward foreign exchange contracts.

GILDAN QUARTERLY REPORT – Q1 2008 P.14

MANAGEMENT'S DISCUSSION AND ANALYSIS

(in US$ millions)		December 30, 2007
	CAD	EUR	GBP
Cash and cash equivalents	-	1.0	0.9
Accounts receivable	14.1	2.6	3.6
Accounts payable and accrued liabilities	(18.7)	(4.5)	-
Future income taxes and income taxes payable	(21.1)	(1.0)	0.7
Balance sheet exposure excluding financial derivatives	(25.7)	(1.9)	5.2

	For the three months ended
(in US$ millions)		December 30, 2007
	CAD	EUR	GBP
Sales	9.9	4.8	4.2
Operating expenses	(12.4)	(1.9)	(0.4)
Net exposure	(2.5)	2.9	3.8

In addition to the foreign currency exposures noted above, the Company also incurs a portion of its manufacturing costs in foreign currencies, primarily payroll costs paid in Honduran Lempiras. However, the Company does not currently view its exposure to the Honduran Lempira as a significant foreign exchange risk, since the Lempira to U.S. dollar exchange rate has not fluctuated in recent years.

The following table summarizes the Company's derivative financial instruments relating to commitments to buy and sell foreign currencies through forward foreign exchange contracts as at December 30, 2007 and September 30, 2007:

(in $ millions)
		Notional
		foreign	Average		Carrying and Fair Value
		currency	exchange	Notional US
December 30, 2007	Maturity	amount	rate	equivalent	Asset	Liability
Buy EUR/Sell USD	0-6 months	1.3	1.4469	1.9	-	-

Buy CAD/Sell USD	0-6 months	18.2	0.9950	18.1	0.5	-
	6-12 months	25.5	0.9980	25.5	0.5	-

Sell EUR/Buy USD	0-6 months	5.6	1.3647	7.7	-	(0.6)
	6-12 months	8.5	1.3964	11.8	-	(0.6)

Sell GBP/Buy USD	0-6 months	5.1	1.9996	10.2	0.1	-
	6-12 months	5.2	1.9952	10.3	0.1	-
				85.5	1.2	(1.2)
(in $ millions)
		Notional
		foreign	Average		Carrying and Fair Value
		currency	exchange	Notional US
September 30, 2007	Maturity	amount	rate	equivalent	Asset	Liability
Buy EUR/Sell USD	0-6 months	4.4	1.3616	6.0	0.3	-

Sell EUR/Buy USD	0-6 months	4.9	1.3626	6.7	-	(0.3)
	6-12 months	9.1	1.3677	12.4	-	(0.5)

Sell GBP/Buy USD	0-6 months	4.8	1.9988	9.6	-	(0.1)
	6-12 months	6.0	1.9841	11.9	-	(0.2)

Sell CAD/Buy USD	0-6 months	3.8	1.0055	3.8	-	-
				50.4	0.3	(1.1)

GILDAN QUARTERLY REPORT – Q1 2008 P.15

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following exchange rates applied during the reporting period for the three months ended December 30, 2007:

	Quarter	Reporting
	average rate	date rate
	Q1 2008	Q1 2008
CAD to USD	1.0158	1.0207
EUR to USD	1.4441	1.4624
GBP to USD	2.0466	1.9956

Based on the Company's foreign currency exposures noted above and the forward foreign exchange contracts in effect during the three months ended December 30, 2007, varying the above foreign exchange rates to reflect a 5 percent strengthening of the U.S. dollar would have increased (decreased) net earnings as follows, assuming that all other variables remained constant:

(in US$ millions)
Source of net earnings variability from changes in foreign exchange rates	CAD	EUR	GBP
Financial instruments, including forward foreign exchange contracts	(1.9)	0.9	0.6
Future income tax liability and income taxes payable	1.1	0.1	(0.1)
Sales and operating expenses	0.1	(0.1)	(0.2)
Increase (decrease) in net earnings	(0.7)	0.9	0.3

An assumed 5 percent weakening of the U.S. dollar during the three months ended December 30, 2007 would have had an equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

Interest Rate Risk
The Company's interest rate risk is primarily related to the Company's revolving long-term credit facility, for which amounts drawn are subject to LIBOR rates in effect at the time of borrowing, plus a margin. Although LIBOR-based borrowings under the credit facility can be fixed for periods of up to six months, the Company generally fixes rates for periods of one to three months. The interest rates on amounts currently drawn on this facility and on any future borrowings will vary and are unpredictable.

The Company has the ability to enter into derivative financial instruments that would effectively fix its cost of current and future borrowings for an extended period of time, but it has not done so in recent years.

Based on the value of interest-bearing financial instruments during the three months ended December 30, 2007, an assumed 0.5 percentage point increase in interest rates during such period would have decreased net earnings by $0.2 million, with an equal but opposite effect for an assumed 0.5 percentage point decrease.

Outlook

A discussion of management's expectations as to the Company's outlook for fiscal 2008 is contained in the Company's first quarter earnings results press release dated January 30, 2008 under the section entitled "Outlook". The press release is available on the SEDAR website at www.sedar.com, on the EDGAR website at www.sec.gov and on the Company's website at www.gildan.com.

GILDAN QUARTERLY REPORT – Q1 2008 P.16

MANAGEMENT'S DISCUSSION AND ANALYSIS

Critical Accounting Estimates

Our significant accounting policies are described in Note 2 to our 2007 audited consolidated financial statements. The preparation of financial statements in conformity with Canadian GAAP requires estimates and assumptions that affect our results of operations and financial position. By their nature, these judgments are subject to an inherent degree of uncertainty and are based upon historical experience, trends in the industry and information available from outside sources. On an ongoing basis, management reviews its estimates and actual results could differ materially from those estimates.

Management believes that the accounting estimates related to the following areas are most significant to assist in understanding and evaluating our financial results:

  Sales promotional programs;
  Trade accounts receivable;
  Property, plant and equipment;
  Cotton and yarn procurements;
  Income taxes; and
  Business acquisitions, including goodwill and identifiable intangible assets.

For a more detailed discussion of these estimates, readers should review the "Critical Accounting Estimates" section of the 2007 Annual MD&A.

Recent Accounting Pronouncements

In June 2007, the Canadian Institute of Chartered Accountants (CICA) issued Section 3031, Inventories, which replaces Section 3030 and harmonizes the Canadian standards related to inventories with International Financial Reporting Standards (IFRS). This Section provides changes to the measurement and more extensive guidance on the determination of cost, including allocation of overhead; narrows the permitted cost formulas; requires impairment testing; and expands the disclosure requirements to increase transparency. This Section applies to interim and annual financial statements for fiscal years beginning on or after January 1, 2008. We have not yet determined what the impact of adopting this standard will have on our consolidated financial statements.

Adoption of New Accounting Standards

Effective the commencement of our 2008 fiscal year, we adopted CICA Handbook Section 1535, Capital Disclosures, CICA Handbook Section 3862, Financial Instruments—Disclosure and CICA Handbook Section 3863, Financial Instruments – Presentation. These new Handbook Sections apply to fiscal years beginning on or after October 1, 2007. The Sections relate to disclosure and presentation only and did not have an impact on our financial results.

Internal Control Over Financial Reporting

Management's annual evaluation and report on the effectiveness of internal control over financial reporting as of our most recent fiscal year ended September 30, 2007 was included in the 2007 Annual MD&A, and was based on the framework set forth in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation under this framework, management concluded that our internal control over financial reporting was effective as of September 30, 2007.

GILDAN QUARTERLY REPORT – Q1 2008 P.17

MANAGEMENT'S DISCUSSION AND ANALYSIS

There have been no material changes in internal control over financial reporting since September 30, 2007. With respect to the Company's recent acquisition of Prewett that occurred on October 15, 2007, we have not completed our assessment of the adequacy of the design or of the operating effectiveness of Prewett's internal control over financial reporting. We will be including Prewett in our annual evaluation and report on the effectiveness of internal control over financial reporting for our fiscal year ending October 5, 2008.

Reconciliation and Definition of Non-GAAP Measures

We use non-GAAP measures to assess our operating performance and financial condition. The terms and definitions of the non-GAAP measures used in this report and a reconciliation of each non-GAAP measure to the most directly comparable GAAP measure are provided below. The non-GAAP measures are presented on a consistent basis for all periods presented in this MD&A. These non-GAAP measures do not have any standardized meanings prescribed by Canadian GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation.

Adjusted Net Earnings and Adjusted Diluted EPS
To measure our performance from one period to the next, without the variations caused by the impact of restructuring and other charges as discussed on page 8, management uses adjusted net earnings and adjusted diluted earnings per share, which are calculated as net earnings and diluted earnings per share excluding these items. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in our business performance. Excluding these items does not imply they are necessarily non-recurring.

(in $ millions, except per share amounts)			Q1 2008			Q1 2007
	Reported		Adjusted	Reported		Adjusted
Sales	250.4		250.4	185.8		185.8
Cost of sales	171.5		171.5	131.9		131.9
Gross profit	78.9		78.9	53.9		53.9
Selling, general and
administrative expenses	32.6		32.6	26.1		26.1
Restructuring and other charges (1)	0.8	(0.8)	-	1.4	(1.4)	-
	45.5	0.8	46.3	26.4	1.4	27.8
Depreciation and amortization	12.8		12.8	8.8		8.8
Interest, net	2.8		2.8	1.0		1.0
Non-controlling interest in income (loss)
of consolidated joint venture	0.3		0.3	(0.1)		(0.1)
Earnings before income taxes	29.6	0.8	30.4	16.7	1.4	18.1
Income tax expense	2.1		2.1	1.1		1.1
Net earnings	27.5	0.8	28.3	15.6	1.4	17.0

Basic E.P.S.	0.23	0.01	0.23	0.13	0.01	0.14
Diluted E.P.S.	0.23	0.01	0.23	0.13	0.01	0.14

Certain minor rounding variances exist between the financial statements and this summary.
(1)Adjustment to remove restructuring and other charges. See page 8.

EBITDA
EBITDA is calculated as earnings before interest, taxes, depreciation and amortization, non-controlling interest, and excludes the impact of restructuring and other charges, as discussed on page 8. We use EBITDA, among other measures, to assess the operating performance of our business. We also believe this measure is commonly used by investors and analysts to measure a company's ability to service debt and to meet other payment obligations, or as a common valuation measurement. We exclude depreciation and amortization expenses, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors such as historical cost. Excluding these items does not imply they are necessarily non-recurring.

GILDAN QUARTERLY REPORT – Q1 2008 P.18

MANAGEMENT'S DISCUSSION AND ANALYSIS

(in $ millions)
	Q1 2008	Q1 2007
Net earnings	27.5	15.6
Restructuring and other charges (1)	0.8	1.4
Depreciation and amortization	12.8	8.8
Interest, net	2.8	1.0
Income tax expense	2.1	1.1
Non-controlling interest in income (loss) of
consolidated joint venture	0.3	(0.1)
EBITDA	46.3	27.8

Certain minor rounding variances exist between the financial statements and this summary.
(1) See page 8.

Free Cash Flow
Free cash flow is defined as cash from operating activities including net changes in non-cash working capital balances, less cash flow used in investing activities excluding business acquisitions. We consider free cash flow to be an important indicator of the financial strength and performance of our business, because it shows how much cash is available after capital expenditures to repay debt and to reinvest in our business. We believe this measure is commonly used by investors and analysts when valuing a business and its underlying assets.

(in $ millions)
	Q1 2008	Q1 2007
Cash flows from operating activities	103.4	39.5
Cash flows from investing activities	(169.2)	(30.9)
Add back:
Acquisition of Prewett	126.8	-
Restricted cash related to acquisition	10.0	-
Free cash flow	71.0	8.6

Certain minor rounding variances exist between the financial statements and this summary.

Total Indebtedness and Cash in Excess of Debt (Net Indebtedness)
We consider total indebtedness and net indebtedness to be important indicators of the financial leverage of the Company.

(in $ millions)
	Q1 2008	Q4 2007	Q1 2007
Bank indebtedness	-	-	(3.5)
Current portion of long-term debt	(4.6)	(3.7)	(21.5)
Long-term debt	(126.2)	(56.0)	(10.6)
Total indebtedness	(130.8)	(59.7)	(35.6)

Cash and cash equivalents	13.6	9.3	36.3
Cash in excess of debt (net indebtedness)	(117.2)	(50.4)	0.7

Certain minor rounding variances exist between the financial statements and this summary.

GILDAN QUARTERLY REPORT – Q1 2008 P.19

MANAGEMENT'S DISCUSSION AND ANALYSIS

Risks and Uncertainties

The Company is subject to a variety of business risks. The risks described below are risks that could materially affect our business, financial condition and results of operations, but are not necessarily the only ones facing the Company. Additional risks that are not currently known to us or that we currently deem immaterial, could also materially and adversely affect our business.

  Our ability to implement our strategies and plans;

  Our industry is competitive;

  Our industry is subject to pricing pressures;

  Our success depends on our ability to anticipate evolving consumer preferences and trends;

  Our operations are subject to environmental regulation;

  We rely on a relatively small number of significant customers;

  Our customers do not commit to purchase minimum quantities;

  We are exposed to concentrations of credit risk;

  We are subject to international trade regulation (see Update to the "Description of Risks and Uncertainties" below);

  We currently pay income tax at a comparatively low effective rate, which could change in the future;

  The price of the raw materials we buy is prone to significant fluctuations and volatility;

  Our operations are subject to political, social and economic risks;

  Our industry is subject to fluctuations in sales demand;

  Our business operations significantly rely on our information systems;

  We are subject to foreign currency risk;

  Our operations could be affected by changes in our relationships with our employees or changes to domestic and foreign employment regulations;

  We may suffer negative publicity if we, or our third-party contractors, violate labour laws or engage in practices that are viewed as unethical;

  and We depend on key management

For a more detailed discussion of these potential business risks, readers should review the "Risks and Uncertainties" section of the 2007 Annual MD&A and the Annual Information Form filed by Gildan with the Canadian securities regulatory authorities and the Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission.

Updates to the Description of Risks and Uncertainties
We are subject to international trade regulation
We noted in our 2007 Annual MD&A that the United States was considering a safeguard against socks imported from Honduras. On January 18, 2008, the Committee for the Implementation of Textile Agreements notified the Honduran government of its intent to apply a textile safeguard measure on cotton socks imported into the United States. The safeguard would take the form of a tariff of up to a maximum rate of 13.5%. The safeguard can commence as early as April 2008 but will not extend beyond December 31, 2008. The U.S. government will now be entering into discussions with the Honduran government in order to make its final determination on this matter.

Forward-Looking Statements

Certain statements included in this MD&A may constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties and assumptions. This forward-looking information includes amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "plan", "foresee", "believe" or "continue" or the negatives of these terms or variations of them or similar terminology. We refer you to the Company's filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the "Risks and Uncertainties" section of the 2007 Annual MD&A for a discussion of the various factors that may affect the Company's future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout this document.

GILDAN QUARTERLY REPORT – Q1 2008 P.20

MANAGEMENT'S DISCUSSION AND ANALYSIS

The results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast or projection in such forward-looking information, include, but are not limited to:

  general economic conditions such as commodity prices, currency exchange rates, interest rates and other factors over which we have no control;

  the impact of economic and business conditions, industry trends and other external and political factors in the countries in which we operate;

  the intensity of competitive activity;

  changes in environmental, tax, trade and other laws and regulations;

  our ability to implement our strategies and plans;

  our ability to complete and successfully integrate acquisitions;

  our reliance on a small number of significant customers;

  changes in consumer preferences, customer demand for our products and our ability to maintain customer relationships and grow our business;

  our customers do not commit to minimum quantity purchases;

  the seasonality of our business;

  our ability to attract and retain key personnel;

  high reliance on computerized information systems;

  changes in accounting policies and estimates;

  and disruption to manufacturing and distribution activities due to labour disruptions, bad weather, natural disasters and other unforeseen adverse events.

This may cause the Company's actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or nonrecurring or other special items announced or occurring after the statements are made have on the Company's business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset writedowns or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

We believe that the expectations represented by our forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. Furthermore, unless otherwise stated, the forward-looking statements contained in this report are made as of the date of this report, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this report are expressly qualified by this cautionary statement.

February 7, 2008

GILDAN QUARTERLY REPORT – Q1 2008 P.21

Gildan Activewear Inc.
Consolidated Balance Sheets
(in thousands of U.S. dollars)

	December 30, 2007	September 30, 2007	December 31, 2006
	(unaudited)	(audited)	(unaudited)

Current assets:
Cash and cash equivalents	$13,598	$9,250	$36,329
Accounts receivable	152,001	206,088	98,347
Inventories	294,541	239,963	233,514
Prepaid expenses and deposits	8,775	7,959	6,677
Future income taxes	3,864	2,610	4,457
	472,779	465,870	379,324

Property, plant and equipment	413,303	377,617	318,007
Other assets	20,459	11,426	4,506
Assets held for sale (note 7)	12,681	6,610	4,658
Goodwill and identifiable intangible assets	65,663	2,024	9,352
Future income taxes	10,489	10,939	-

Total assets	$995,374	$874,486	$715,847

Current liabilities:
Bank indebtedness	$-	$-	$3,500
Accounts payable and accrued liabilities	118,880	116,683	98,179
Income taxes payable	5,613	2,949	1,399
Current portion of long-term debt	4,589	3,689	21,518
	129,082	123,321	124,596

Long-term debt	126,231	55,971	10,635
Future income taxes	40,760	24,612	28,013
Non-controlling interest in consolidated joint venture	7,223	6,932	5,590

Shareholders' equity:
Share capital	88,463	88,061	86,953
Contributed surplus	4,505	3,953	2,833
Retained earnings	572,862	545,388	430,979
Accumulated other comprehensive income	26,248	26,248	26,248
	692,078	663,650	547,013

Total liabilities and shareholders' equity	$995,374	$874,486	$715,847

See accompanying notes to interim consolidated financial statements.
GILDAN QUARTERLY REPORT - Q1 2008 P.22

Gildan Activewear Inc.
Consolidated Statements of Earnings and Comprehensive Income
(In thousands of U.S. dollars, except per share data)

	Three months ended
	December 30, 2007	December 31, 2006
	(unaudited)	(unaudited)

Sales	$250,457	$185,829
Cost of sales	171,541	131,951

Gross profit	78,916	53,878

Selling, general and administrative expenses	32,607	26,110

Restructuring and other charges (note 7)	823	1,391

Earnings before the undernoted items	45,486	26,377

Depreciation and amortization	12,847	8,774
Interest, net	2,794	971
Non-controlling interest in income (loss) of consolidated joint venture	291	(64)

Earnings before income taxes	29,554	16,696

Income taxes	2,080	1,085

Net earnings and comprehensive income	$27,474	$15,611

Basic EPS (note 8)	$0.23	$0.13

Diluted EPS (note 8)	$0.23	$0.13

See accompanying notes to interim consolidated financial statements.
GILDAN QUARTERLY REPORT - Q1 2008 P.23

Gildan Activewear Inc.
Consolidated Statements of Cash Flows
(In thousands of U.S. dollars)

	Three months ended
	December 30, 2007	December 31, 2006
	(unaudited)	(unaudited)

Cash flows from operating activities:
Net earnings	$27,474	$15,611
Adjustments for:
Depreciation and amortization	12,847	8,774
Restructuring and other charges	-	1,124
(Gain) loss on disposal and writedown of property, plant
and equipment	(230)	358
Stock-based compensation costs	678	468
Future income taxes	(1,235)	244
Non-controlling interest	291	(64)
Unrealized foreign exchange gain	(239)	(1,458)
	39,586	25,057
Changes in non-cash working capital balances:
Accounts receivable	83,347	67,417
Inventories	(11,155)	(32,861)
Prepaid expenses and deposits	554	(920)
Accounts payable and accrued liabilities	(11,506)	(18,444)
Income taxes payable	2,568	(776)
	103,394	39,473

Cash flows (used in) from financing activities:
Increase in amounts drawn under revolving long-term credit facility	71,000	-
Decrease in bank indebtedness	(1,261)	-
Net (decrease) increase in long-term debt	160	(1,708)
Proceeds from the issuance of shares	276	369
	70,175	(1,339)

Cash flows used in investing activities:
Purchase of property, plant and equipment	(34,150)	(30,342)
Acquisition of V.I. Prewett & Son, Inc. (note 4)	(126,819)	-
Restricted cash related to acquistion (note 4)	(10,000)	-
Proceeds on disposal of assets held for sale	421	-
Net increase in other assets	1,381	(521)
	(169,167)	(30,863)

Effect of exchange rate changes on cash and
cash equivalents denominated in foreign currencies	(54)	51

Net increase in cash and cash equivalents
during the period	4,348	7,322

Cash and cash equivalents, beginning of period	9,250	29,007

Cash and cash equivalents, end of period	$13,598	$36,329

See accompanying notes to interim consolidated financial statements.

GILDAN QUARTERLY REPORT - Q1 2008 P.24

Gildan Activewear Inc.
Consolidated Statement of Shareholders' Equity and Comprehensive Income
Three months ended December 30, 2007 and December 31, 2006
(in thousands or thousands of U.S. dollars)

				Accumulated
	Share Capital			other		Total
			Contributed	comprehensive	Retained	shareholders'
	Number	Amount	surplus	income	earnings	equity

Balance, September 30, 2007	120,419	$88,061	$3,953	$26,248	$545,388	$663,650

Stock-based compensation related to
stock options and restricted share units	-	-	678	-	-	678

Shares issued under employee share
purchase plan	2	52	-	-	-	52

Shares issued pursuant to exercise of
stock options	28	224	-	-	-	224

Shares issued pursuant to issuance of
Treasury restricted share units	8	-	-	-	-	-

Ascribed value credited to share capital
from issuance of treasury restricted
share units	-	126	(126)	-	-	-

Net earnings	-	-	-	-	27,474	27,474

Balance, December 30, 2007 (unaudited)	120,457	$88,463	$4,505	$26,248	$572,862	$692,078

				Accumulated
	Share Capital			other		Total
			Contributed	comprehensive	Retained	shareholders'
	Number	Amount	surplus	income	earnings	equity

Balance, October 1, 2006	120,228	$86,584	$2,365	$26,248	$415,368	$530,565

Stock-based compensation related to
stock options and restricted share units	-	-	468	-	-	468

Shares issued under employee share
purchase plan	2	75	-	-	-	75

Shares issued pursuant to exercise of
stock options	52	294	-	-	-	294

Net earnings	-	-	-	-	15,611	15,611

Balance, December 31, 2006 (unaudited)	120,282	$86,953	$2,833	$26,248	$430,979	$547,013

See accompanying notes to interim consolidated financial statements.
GILDAN QUARTERLY REPORT - Q1 2008 P.25

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(For the period ended December 30, 2007)
(Tabular amounts in thousands or thousands of U.S. dollars, except per share data or unless otherwise noted)
(unaudited)

1. Basis of presentation: of presentation

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information and include all normal and recurring entries that are necessary for a fair presentation of the statements. Accordingly, they do not include all of the information and footnotes required by Canadian generally accepted accounting principles for complete financial statements, and should be read in conjunction with the Company's annual consolidated financial statements.

The Company's revenues and income are subject to seasonal variations. Consequently, the results of operations for the first fiscal quarter are traditionally not indicative of the results to be expected for the full fiscal year.

All share and per share data in these interim consolidated financial statements reflect the effect of the two-for-one stock split declared in May 2007.

Certain comparative figures have been reclassified in order to conform with the current period's presentation.

All amounts in the attached notes are unaudited unless specifically identified.

2. Significant accounting policies:

Except for the adoption of the new accounting standards described in Note 3 below, the Company applied the same accounting policies in the preparation of the interim consolidated financial statements, as disclosed in Note 1(a) and Note 2 of its audited consolidated financial statements in the Company's annual report for the year ended September 30, 2007.

3. Adoption of new accounting standards:

Effective the commencement of its 2008 fiscal year, the Company has adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1535, Capital Disclosures, CICA Handbook Section 3862, Financial Instruments—Disclosure, and CICA Handbook Section 3863, Financial Instruments – Presentation. These new Handbook Sections apply to fiscal years beginning on or after October 1, 2007. The Sections relate to disclosure and presentation only and did not have an impact on our financial results. See Notes 10 and 11.

4. Business Acquisition:

On October 15, 2007, the Company acquired 100% of the capital stock of V.I.Prewett & Son, Inc. ("Prewett"), a U.S. supplier of basic family socks primarily to U.S. mass-market retailers. Prewett's corporate headquarters are located in Fort Payne, Alabama. The acquisition is intended to enhance further the Company's position as a full-product supplier of socks, activewear and underwear for the retail channel.

The aggregate purchase price of $125 million paid in cash on closing is subject to adjustments based on working capital balances as at the date of acquisition, which have not yet been finalized. In addition, the purchase agreement provides for an additional purchase consideration of $10 million contingent on specified future events. This amount was paid into escrow by the Company and is included in "Other assets" on the consolidated balance sheet. Any further purchase price consideration paid by the Company will be accounted for as additional goodwill.

The Company accounted for this acquisition using the purchase method and the results of Prewett have been consolidated with those of the Company from the date of acquisition.

The Company has allocated the purchase price on a preliminary basis to the assets acquired and the liabilities assumed based on management's best estimate of their fair values and taking into account all relevant information available at that time. Since the Company is still in the process of finalizing the valuation of certain intangible assets and other assets acquired and liabilities assumed at the date of acquisition, the allocation of the purchase price is subject to change. The Company expects to finalize the purchase price by the end of fiscal 2008.
GILDAN QUARTERLY REPORT - Q1 2008 P.26

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

4. Business Acquisition (continued):

The following table summarizes the estimated fair value of assets acquired and liabilities assumed at the date of acquisition:

Assets acquired:
Accounts receivable	$28,805
Inventory	43,423
Prepaid expenses	1,370
Property, plant and equipment	20,202
Goodwill and identifiable intangible assets	64,376
Other assets	176
158,352

Liabilities assumed:
Bank indebtedness	1,261
Accounts payable and accrued liabilities	14,178
Future income taxes	16,094
31,533

Net assets acquired	$126,819

Consideration:
Cash	$125,294
Transaction costs	1,525

$126,819

Goodwill recorded in connection with this acquisition is not expected to be deductible for tax purposes. Identifiable intangible assets consists primarily of customer contracts and customer relationships and are currently being amortized over 10 years based on preliminary estimates of the useful life of these assets.

5. Stock-based compensation:

The Company's Long Term Incentive Plan (the "LTIP") includes stock options and restricted share units. The LTIP allows the Board of Directors to grant stock options, dilutive restricted share units ("Treasury RSUs") and non-dilutive restricted share units ("Non-Treasury RSUs") to officers and other key employees of the Company and its subsidiaries.

Changes in outstanding stock options were as follows:

		Weighted average
	Number	exercise price
		(in Canadian dollars)
Options outstanding, September 30, 2007	853	$10.08
Granted	127	39.37
Exercised	(28)	7.92
Options outstanding, December 30, 2007	952	$14.07

As at December 30, 2007, 678,556 of the outstanding options were exercisable at the weighted average price of CA$6.46. Based on the Black-Scholes option pricing model, the grant date weighted average fair value of the options granted during the first quarter ended December 30, 2007 was CA$12.98.

GILDAN QUARTERLY REPORT - Q1 2008 P.27

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

5. Stock-based compensation (continued):

Changes in outstanding Treasury RSUs were as follows:

		Weighted average
	Number	fair value per unit
		(in Canadian dollars)
Treasury RSUs outstanding, September 30, 2007	941	$18.83
Granted	30	38.10
Settled through the issuance of common shares	(8)	17.89
Forfeited	(49)	24.62
Treasury RSUs outstanding, December 30, 2007	914	$19.16

As of December 30, 2007, none of the awarded and outstanding Treasury RSUs were vested.

The compensation expense recorded for the three month periods ended December 30, 2007 and December 31, 2006, respectively, was $0.7 million and $0.5 million, in respect of the Treasury RSUs and stock options. The counterpart has been recorded as contributed surplus. When the shares are issued to the employees, the amounts previously credited to contributed surplus are reclassified to share capital.

Changes in outstanding Non-Treasury RSUs were as follows:

Number
Non-Treasury RSUs outstanding, September 30, 2007	56
Granted	50
Non-Treasury RSUs outstanding, December 30, 2007	106

Non-Treasury RSUs have the same features as Treasury RSUs except that their vesting period is a maximum of three years and they will be settled in cash at the end of the vesting period. The settlement amount is based on the Company's stock price at the vesting date. As of December 30, 2007, the weighted average fair value per non-Treasury RSU was CA$40.74. No common shares are issued from treasury under such awards and they are therefore non-dilutive. As of December 30, 2007, none of the awarded and outstanding non-Treasury RSUs were vested.

The compensation expense recorded for the three month periods ended December 30, 2007 and December 31, 2006, respectively, was $ 0.3 million and $0.1 million, in respect of the non-Treasury RSUs.

6. Guarantees:

The Company, and some of its subsidiaries, have granted irrevocable standby letters of credit and surety bonds, issued by highly rated financial institutions, to third parties to indemnify them in the event the Company does not perform its contractual obligations. As at December 30, 2007, the maximum potential liability under these guarantees was $14.1 million, of which $5.8 million was for surety bonds and $8.3 million was for corporate guarantees and standby letters of credit. The standby letters of credit mature at various dates during 2008, the surety bonds are automatically renewed on an annual basis and the corporate guarantees mature at various dates up to fiscal 2010.

As at December 30, 2007, the Company has recorded no performance liability with respect to these guarantees, as the Company does not expect to make any payments for the aforementioned items. Management believes that the fair value of the non-contingent obligations requiring performance under the guarantees in the event that specified triggering events or conditions occur approximates the cost of obtaining the standby letters of credit and surety bonds.

GILDAN QUARTERLY REPORT - Q1 2008 P.28

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

7. Restructuring and other charges and assets held for sale:

In fiscal 2006 and 2007, the Company announced the closure, relocation and consolidation of manufacturing and distribution facilities in Canada, the United States and Mexico, as well as the relocation of its corporate office. The costs incurred in connection with these announcements have been recorded as restructuring and other charges, and included severance and other exit costs, asset impairment losses and accelerated depreciation resulting from the reduction in the estimated remaining economic lives of property, plant and equipment at these facilities. Restructuring charges of $0.8 million in the first quarter of fiscal 2008 includes other exit costs of $1.1 million incurred in connection with the closures noted above, including carrying and dismantling costs associated with assets held for sale, less a gain of $0.3 million recognized on the disposal of assets held for sale. The Company expects to incur additional carrying costs relating to the closed facilities being held for sale, which will be accounted for as restructuring charges as incurred during fiscal 2008, until all property, plant and equipment related to the closures are disposed of. Any gains or losses on the disposition of the assets held for sale will also be accounted for as restructuring charges as incurred.

Restructuring charges of $1.4 million in the first quarter of fiscal 2007 were composed of $1.1 million of accelerated depreciation, primarily related to the closures noted above, and $0.3 million of additional severance costs and carrying costs relating to closed facilities.

Assets held for sale of $12.7 million as at December 30, 2007 (September 30, 2007 - $6.6 million; December 31, 2006 - $4.7 million) include property, plant and equipment at these various locations.

8. Earnings per share:

A reconciliation between basic and diluted earnings per share is as follows:

	Three months ended
	December 30, 2007	December 31, 2006

Basic earnings per share:
Basic weighted average number of common shares outstanding	120,428	120,278
Basic earnings per share	$0.23	$0.13
Diluted earnings per share:
Basic weighted average number of common shares outstanding	120,428	120,278
Plus impact of stock options and Treasury RSUs	1,228	1,169
Diluted weighted average number of common shares outstanding	121,656	121,447
Diluted earnings per share	$0.23	$0.13

9. Other information:

	Three months ended
	December 30, 2007	December 31, 2006

(a) The following items were included in the determination of the Company's net earnings:
Depreciation of property, plant and equipment	$11,632	$8,376
Accelerated depreciation of property, plant and equipment	-	1,124
Amortization of deferred start-up costs and other	478	237
Amortization of intangible assets	737	161

(b) Supplemental cash flow disclosure:
Cash paid during the period for:
Interest	$2,826	$1,161
Income taxes	917	1,471

GILDAN QUARTERLY REPORT - Q1 2008 P.29

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

9. Other information (continued):

	December 30, 2007	September 30, 2007	December 31, 2006
		(audited)
Non-cash transactions:
Additions to property, plant and equipment included in accounts payable and accrued liabilities	$1,662	$2,566	$2,483
Ascribed value credited to share capital from issuance of Treasury RSUs	126	226	-
Reversal of valuation allowance on acquired future income tax assets credited to intangible assets	-	7,340	-
Proceeds on disposal of long-lived assets in long-term receivable	1,723	1,855	-
Proceeds on disposal of long-lived assets in accounts receivable	1,050	1,050	-
Cash and cash equivalents consist of:
Cash balances with banks	$6,495	$9,250	$27,737
Short-term investments	7,103	-	8,592
	$13,598	$9,250	$36,329

10. Financial instruments:

For the interim period ended December 30, 2007, the Company has adopted the requirements of the CICA Handbook Section 3862, "Financial Instruments Disclosures", which apply to fiscal years beginning on or after October 1, 2007. This new Handbook Section requires disclosures to enable users to evaluate the significance of financial instruments for the entity's financial position and performance, and the nature and extent of an entity's exposure to risks arising from financial instruments, including how the entity manages those risks.

Disclosures relating to exposure to risks, in particular credit risk, liquidity risk, foreign currency risk and interest rate risk, are included in the section entitled "Financial Risk Management" of the Management's Discussion and Analysis of the Company's operations, performance and financial condition as at and for the three months ended December 30, 2007, which is included in the Gildan Q1 2008 Quarterly Report to Shareholders along with these interim consolidated financial statements. Accordingly, these disclosures are incorporated into these interim consolidated financial statements by cross-reference.

GILDAN QUARTERLY REPORT – Q1 2008 P.30

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

10. Financial instruments (continued):

(a)         Financial instruments – carrying values and fair values:

The fair values of financial assets and liabilities, together with the carrying amounts included in the consolidated balance sheet, are as follows:

	December 30, 2007		September 30, 2007
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
Financial assets
Available-for-sale financial assets:
Cash and cash equivalents	$13,598	$13,598	$9,250	$9,250
Loans and receivables:
Accounts receivable - trade	136,158	136,158	189,070	189,070
Accounts receivable - other	15,843	15,843	17,018	17,018
Long-term receivable included in other assets	1,723	1,723	1,855	1,855
Restricted cash related to Prewett acquisition included in other assets	10,000	10,000	-	-
Forward foreign exchange contracts	1,201	1,201	293	293

Financial liabilities
Other financial liabilities
Accounts payable and accrued liabilities	118,880	118,880	116,683	116,683
Long-term debt - bearing interest at variable rates:
Revolving long-term credit facility	120,000	120,000	49,000	49,000
Other long-term debt	8,581	8,581	8,803	8,803
Long-term debt - bearing interest at fixed rates	2,239	2,239	1,857	1,857
Forward foreign exchange contracts	1,147	1,147	1,087	1,087

The Company has determined that the fair value of its short-term financial assets and liabilities approximates their respective carrying amounts as at the balance sheet dates because of the short-term maturity of those instruments. The fair values of the long-term receivable and the restricted cash related to the acquisition of Prewett, and the Company's interest-bearing financial liabilities also approximates their respective carrying amounts. The fair value of forward foreign exchange contracts was determined using quoted market values.

(b)         Financial income and expense:

The following components of income and expense relating to financial instruments are included in the consolidated statement of earnings:

(i)         Interest income and expense:

	Three months ended
	December 30, 2007	December 31, 2006
Interest expense on long-term indebtedness	$2,955	$678
Interest expense on short-term indebtedness	15	447
Interest income on available-for-sale financial assets	(180)	(174)
Interest income on loans and receivables	(20)	-
Other interest	24	20
Interest expense - net	$2,794	$971

Interest income on available-for-sale financial assets consists of interest earned from cash and cash equivalents invested in short-term deposits. Interest income on loans and receivables relates to interest earned on the Company's long-term receivable included in other assets.

GILDAN QUARTERLY REPORT – Q1 2008 P.31

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

10. Financial instruments (continued):

(ii)         Foreign exchange gain:

	Three months ended
	December 30, 2007	December 31, 2006
Gains relating to financial assets and liabilities,excluding forward foreign exchange contracts	$51	$580
Gains relating to forward foreign exchange contracts, including amounts realized on contract maturity and changes in fair value of open positions	841	210
Foreign exchange gain relating to financial instruments	$892	$790
Other foreign exchange (losses) gains	(575)	1,055
Foreign exchange gain	$317	$1,845

(iii)         Impairment losses recognized on trade receivables

The Company recorded bad debt expense of $ nil (2007 - $0.1 million) in "Selling, general and administrative expenses" in the consolidated statement of earnings in the current quarter.

(c)            Forward foreign exchange contracts:

The following table summarizes the Company's derivative financial instruments relating to commitments to buy and sell foreign currencies through forward foreign exchange contracts as at December 30, 2007 and September 30, 2007:

		Notional foreign	Average	Notional US	Carrying & fair value
December 30, 2007	Maturity	currency amount	exchange rate	equivalent	Asset	Liability

Buy EUR/Sell USD	0-6 months	1,331	1.4469	$1,926	33	-

Buy CAD/Sell USD	0-6 months	18,208	0.9950	18,117	451	-
	6-12 months	25,500	0.9980	25,450	547	-

Sell EUR/Buy USD	0-6 months	5,607	1.3647	7,652	-	(573)
	6-12 months	8,485	1.3964	11,848	-	(574)

Sell GBP/Buy USD	0-6 months	5,097	1.9996	10,192	69	-
	6-12 months	5,172	1.9952	10,319	101	-
				$85,504	$1,201	(1,147)

		Notional foreign	Average	Notional US	Carrying & fair value
September 30, 2007	Maturity	currency amount	exchange rate	equivalent	Asset	Liability

Buy EUR/Sell USD	0-6 months	4,425	1.3616	$6,025	293	-

Sell EUR/Buy USD	0-6 months	4,899	1.3626	6,675	-	(278)
	6-12 months	9,081	1.3677	12,421	-	(467)

Sell GBP/Buy USD	0-6 months	4,781	1.9988	9,558	-	(146)
	6-12 months	6,019	1.9841	11,942	-	(196)

Sell CAD/Buy USD	0-6 months	3,800	1.0055	3,821	-	-
				$50,442	$293	(1,087)

GILDAN QUARTERLY REPORT – Q1 2008 P.32

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

11. Capital disclosures:

The Company's objective in managing capital is to ensure sufficient liquidity to pursue its organic growth strategy and undertake selective acquisitions, while at the same time taking a conservative approach towards financial leverage and management of financial risk.

The Company's capital is composed of net debt and shareholders' equity. Net debt consists of interest-bearing debt less cash and cash equivalents. The Company's primary uses of capital are to finance increases in non-cash working capital and capital expenditures for capacity expansion as well as acquisitions. The Company currently funds these requirements out of its internally-generated cash flows and the periodic use of its revolving long-term bank credit facility.

The primary measure used by the Company to monitor its financial leverage is its ratio of net debt to earnings before interest, taxes, depreciation and amortization, non-controlling interest, and restructuring and other charges ("EBITDA"), which it aims to maintain at less than a maximum 3.0:1. The terms of the revolving credit facility permit the Company to exceed this limit under certain circumstances. Net debt is computed as at the most recent quarterly balance sheet date. EBITDA is based on the last four quarters ending on the same date as the balance sheet date used to compute net debt. The net debt to EBITDA ratio as at December 30, 2007 and December 31, 2006 was as follows:

	December 30, 2007	December 31, 2006
Bank indebtedness	$-	$3,500
Current portion of long-term debt	4,589	21,518
Long-term debt	126,231	10,635
Less: cash and cash equivalents	(13,598)	(36,329)
Net debt	$117,222	(676)

	For the last four quarters ending on
	December 30, 2007	December 31, 2006
Net earnings	$141,883	$106,245
Restructuring and other charges	27,444	21,777
Depreciation and amortization	42,850	33,727
Interest, net	6,721	3,472
Income tax (recovery) expense	(3,820)	5,118
Non-controlling interest in income of consolidated joint venture	1,633	304
EBITDA	$216,711	$170,643

Net debt to EBITDA ratio	0.5:1	0.0:1

The Company used its revolving credit facility to finance the acquisition of Prewett, which closed on October 15, 2007. The financing of the acquisition resulted in debt leverage which was still well below the Company's maximum net debt to EBITDA ratio of 3.0:1. The Company does not currently plan to refinance its revolving credit facility, or a portion thereof, with debt of longer maturities or to raise additional equity capital.

In order to maximize flexibility to finance our ongoing growth and expansion and be able to take advantage of additional new capital investment and acquisition opportunities, we do not currently pay a dividend. Periodically, the merits of introducing a dividend are evaluated by the Company's Board of Directors.

The Company is not subject to any capital requirements imposed by a regulator.

GILDAN QUARTERLY REPORT – Q1 2008 P.33

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

12. Segmented information:

The Company manufactures and sells activewear, socks and underwear. The Company operates in one business segment, being high-volume, basic, frequently replenished, non-fashion apparel.

The Company has two customers accounting for at least 10% of total sales. For the three-month period ended December 30, 2007, Customer A accounted for 23.3% of total sales and Customer B accounted for 21.2%. For the three-month period ended December 31, 2006, Customer A accounted for 10.0% of total sales and Customer B accounted for 19.0%.

		Three months ended
		December 30, 2007	December 31, 2006
Sales were derived from customers located in the following geographic areas:

United States		$229,709	$169,064
Canada		9,936	7,965
Europe and other		10,812	8,800
		$250,457	$185,829

Sales by major product group:

Activewear and underwear		$168,448	$143,272
Socks		82,009	42,557
		$250,457	$185,829

December 30, 2007		September 30, 2007	December 31, 2006
Property, plant and equipment by geographic areas are as follows:		(audited)

Caribbean Basin and Central America	$315,079	$294,063	$217,868
United States	83,573	65,399	71,021
Canada and other	14,651	18,155	29,118
	$413,303	$377,617	$318,007

GILDAN QUARTERLY REPORT – Q1 2008 P.34